

Mail Stop 3720

July 8, 2009

Mr. Edward J. Fitzpatrick
Acting Chief Financial Officer
Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, Illinois 60196

   Re: Motorola, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2008
     Filed February 26, 2009

     Form 10-Q for Fiscal Quarter Ended March 31, 2009
     File No. 1-07221

Dear Mr. Fitzpatrick:

   We have reviewed your supplemental response letter dated June 15, 2009 as well as your filing and have the following comments. As noted in our comment letter dated May 20, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Significant Accounting Policies, page 67

Valuation and Recoverability of Goodwill and Long-lived Assets, page 72

1. We note your response to prior comment 3. You state that you do not believe the goodwill impairment charge is indicative that the future operating results and cash flows for the Enterprise Mobility reporting unit will be significantly lower than they have been recently. Please explain this statement in light of the decreases in your assumed 2009 revenues and operating earnings in comparison to prior valuations. We continue to believe that your disclosure should explain the reason for your significant goodwill impairment charge by highlighting that you have

decreased your future revenue and operating earnings projections for this reporting unit. In addition, please tell us the portion of the impairment charge that was caused by the decrease in projected revenues and operating earnings as compared to the change in the discount rate. Please provide us with your proposed disclosure.

Note 1. Summary of Significant Accounting Policies, page 87

Sigma Fund, page 88

2.   We note your response to prior comment 4. Provide us with an analysis showing the quantitative effects of this error on each period presented and how you determined that it was immaterial from a quantitative and qualitative perspective under the guidance in SAB Topics 1: M and N.

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        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director